Exhibit 99.1

Aurora Cannabis Acquires MedReleaf Australia

NASDAQ | TSX: ACB

  Aurora becomes the largest global medical cannabis company operating in nationally legal markets.
  MedReleaf Australia holds the #2 position in medical cannabis within the rapidly growing ~AUD$400 million1 Australian market.
  Transaction is expected to be immediately accretive to Adjusted EBITDA2 and accelerate the Company's plan for Positive Free Cash Flow2 generation in calendar 2024.

EDMONTON, AB, Feb. 8, 2024 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canada based leading global medical cannabis company, is pleased to announce that a wholly-owned subsidiary of the Company has acquired the remaining approximately 90% equity interest of Indica Industries Pty Ltd ("MedReleaf Australia") that Aurora did not previously own, at an enterprise value of AUD$50 million, subject to customary adjustments (the "Transaction"). Aurora paid AUD$9.45 million in cash with the balance of the purchase price satisfied by the issuance of common shares of Aurora (the "Aurora Shares").

MedReleaf Australia is a leading distributor of medical cannabis products and holds the #2 position in the Australian medical cannabis market. This market is currently estimated to be worth approximately AUD$400 million1 and has quickly become one of the largest nationally legal global medical cannabis markets outside of Canada.

The medical cannabis market in Australia is characterized by a clinician-led traditional pharma-like product distribution model that aligns with Aurora's operational success in other key global medical cannabis markets such as Germany. Since first partnering with MedReleaf Australia in 2017, Aurora has actively contributed to the region's recent growth, leveraging the Company's pharmaceutical grade cultivation and global approach to product innovation. The Transaction is expected to provide a meaningful platform for Aurora to continue growing its leading global medical cannabis position in Australia and other APAC countries.

1 The Pennington Institute, "Cannabis in Australia 2023." (Estimated revenue of AUD$210m for January to June 2023 has been annualized)
2. This press release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. See "Non-GAAP Measures" in the company's MD&A for non-GAAP financial measures to GAAP financial measures.

Management Commentary

"The acquisition of MedReleaf Australia represents a strategic milestone in Aurora's global cannabis leadership, demonstrating our commitment to investing in markets that offer opportunities for sustainable and profitable growth, said Miguel Martin, Chief Executive Officer of Aurora. "We are excited to solidify our position in this rapidly growing market and the opportunity this transaction presents to us in accelerating our plans to deliver positive free cash flow in calendar 2024," added Mr. Martin.

"We're proud to have built one of Australia's leading medical cannabis companies, thanks to our main supplier Aurora, dedicated investors, and dynamic team. Through our vision, we've connected clinicians with patients nationwide, positively impacting thousands of lives. This transaction marks an important step for MedReleaf Australia's ongoing growth, as we believe medical cannabis is now mainstream medicine, and we're grateful to be part of that story." - Russell Harding and Nathan Davis, Co-founders of MedReleaf Australia.

Strategic Rationale

  Supports Aurora's Global Cannabis Leadership: Strengthens Aurora's presence in Australia, a region experiencing significant growth in medical cannabis adoption, which further solidifies its position as a leading global cannabis company.
  Leverages Aurora's Strength in Providing Pharmaceutical Grade Cannabis: The Australian model is medical focused and clinician-led, consistent with other markets where Aurora has achieved success. The acquisition demonstrates the Company's deliberate approach to pursuing market growth that more closely mirrors typical pharmaceutical industries.
  Expands Margins of Australian Business Model: The Transaction is expected to improve Revenue contributions and Gross Margins to further align our Australian business with our other key profitable international markets, most notably Germany, Poland and the United Kingdom.
  Supports Aurora's Path to Profitability: MedReleaf Australia generated trailing 12-month net revenue of ~AUD$40million (as of December 31, 2023) and was adjusted EBITDA2 and operating cash flow positive. We expect this Transaction to be immediately accretive and will support and accelerate Aurora's plan to achieve positive free cashflow in calendar 2024.

Transaction Details

Aurora, through its wholly owned subsidiary, purchased the remaining approximately 90% equity interest of MedReleaf Australia at a total enterprise value of AUD$50 million subject to customary adjustments. As consideration, Aurora (i) issued the selling shareholders an aggregate of approximately 69.5 million Aurora Shares (the "Share Consideration"); and (ii) paid the selling shareholders AUD$9.45 million in cash (the "Cash Consideration" and together with the Share Consideration, the "Consideration"), subject to customary adjustments post-closing. Approximately 10% of the Consideration will be held in escrow to ensure certain obligations of the selling shareholders.

About Aurora Cannabis

Aurora is opening the world to cannabis, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co, as well as international brands, Pedanios, Bidiol and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Aurora carries out its operations in compliance with all applicable laws in the countries in which it operates. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the Nasdaq and TSX under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding the Transaction, including, but not limited to: the impact of the Transaction on the Company's financial performance and the synergies, revenue, positive cash flow and positive Adjusted EBITDA2 expected to be realized as a result of the Transaction.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations (with respect to the Transaction and more generally with respect to future acquisitions), management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 14, 2023 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Non-GAAP Measures1

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures in this news release include, but are not limited to, "Adjusted EBITDA" and "Free Cash Flow". Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the Company's management's discussion and analysis for the three and nine months ended December 31, 2023, and 2022 (the "MD&A") is incorporated by reference into this news release. The MD&A is available on the Company's issuer profile on SEDAR+ at www.sedarplus.com.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 06:45e 08-FEB-24